Exhibit 99.4

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

2022

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of

Tsakos Energy Navigation Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tsakos Energy Navigation Limited and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income/(loss), other comprehensive income/(loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 6, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recoverability assessment of vessels, including right-of-use assets under operating leases

Description of the matter

As of December 31, 2022, the carrying value of the Company’s vessels, including right-of-use assets under operating leases, plus any unamortized dry- docking costs and leasehold improvements was $2,683,203 thousands. As discussed in Notes 1(i) and 4 to the consolidated financial statements, the Company evaluates its vessels and right-of-use assets under operating leases for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel or a right-of-use asset under operating lease plus any unamortized dry-docking costs and leasehold improvements might not be recoverable in accordance with the guidance in ASC 360 – Property, Plant and Equipment (“ASC 360”). If indicators of impairment exist, management compares the future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of each vessel or over the remaining lease term of the right-of-use asset under operating lease to the carrying value plus any unamortized dry-docking costs and leasehold improvements. Where a vessel’s or a right-of-use asset’s under operating lease carrying value plus any unamortized drydocking costs and leasehold improvements exceeds the undiscounted net operating cash flow forecasts, management recognizes an impairment loss equal to the excess of the carrying value plus any unamortized dry-docking costs and leasehold improvements over the fair value of the vessel or right-of-use asset under operating lease.

Auditing management’s recoverability assessment was complex given the judgement and estimation uncertainty involved in determining the assumption of the future charter rates for non-contracted revenue days when forecasting the undiscounted net operating cash flows. These future charter rates are subjective as they involve the development and use of assumptions about the tanker and Liquified Natural Gas (“LNG”) shipping markets through the end of the useful lives of the vessels, or over the remaining lease term for the right-of-use assets under operating leases. These assumptions are forward looking and subject to the inherent unpredictability of future global economic and market conditions.

How we addressed the matter in our audit

We obtained an understanding of the Company’s impairment process, evaluated the design, and tested the operating effectiveness of the controls over the Company’s determination of future charter rates for non-contracted revenue days.

We analyzed management’s impairment assessment by comparing the methodology used to evaluate impairment of each vessel and right-of-use asset under operating lease against the accounting guidance in ASC 360. To test management’s undiscounted net operating cash flow forecasts, our procedures included, among others, comparing the future vessel and right-of-use asset under operating lease charter rates for non-contracted revenue days against internal and external market data sources, such as available market data from various analysts, historical data for the vessels, and recent economic and industry changes. In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates for non-contracted revenue days in the determination of the undiscounted net operating cash flow forecasts. We evaluated the accuracy of the forecasts by comparing actual results to management’s historical forecasts. Our procedures also included testing the completeness and accuracy of the future charter rate data used within the forecasts. We assessed the adequacy of the Company’s disclosures in Notes 1(i) and 4 to the consolidated financial statements.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company’s auditor since 2002.

Athens, Greece

April 6, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of

Tsakos Energy Navigation Limited

Opinion on Internal Control over Financial Reporting

We have audited Tsakos Energy Navigation Limited and subsidiaries’ internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Tsakos Energy Navigation Limited and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income / (loss), other comprehensive income /(loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated April 6, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

April 6, 2023

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2022, AND 2021

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2022	2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$304,367	$117,192
Restricted cash	5,072	10,005
Margin deposits (Note 14)	4,270	5,849
Trade accounts receivable, net (Note 1(f))	78,198	30,622
Capitalized voyage expenses	1,904	1,839
Due from related parties (Note 2)	8,889	14,607
Advances and other	15,560	20,176
Vessels held for sale (Note 1(j))	61,626	—
Inventories	26,217	22,918
Prepaid insurance and other	6,818	1,861
Receivable, short-term (Note 3)	—	12,741
Current portion of financial instruments—Fair value (Note 14)	193	1,852

Total current assets	513,114	239,662

FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 14)	—	1,526
RIGHT OF USE ASSETS UNDER OPERATING LEASES (Note 3)	58,706	88,573
RIGHT OF USE ASSETS UNDER FINANCE LEASES (Note 3)	41,851	—
LONG-TERM RECEIVABLE (Note 3)	23,307	23,163
FIXED ASSETS (Note 4)
Advances for vessels under construction	46,650	104,635
Vessels	3,552,607	3,279,440
Accumulated depreciation	(972,032)	(876,482)
Vessels’ Net Book Value	2,580,575	2,402,958

Total fixed assets	2,627,225	2,507,593

DEFERRED CHARGES AND LEASEHOLD IMPROVEMENTS, net (Note 5)	44,372	34,297

Total assets	$3,308,575	$2,894,814

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt and other financial liabilities (Note 6)	$201,046	$172,936
Payables	48,156	74,912
Due to related parties (Note 2)	7,439	7,747
Accrued liabilities	36,196	27,851
Unearned revenue	26,049	9,020
Current portion of obligations under operating leases (Note 3)	21,737	29,749
Current portion of financial liability under operating leases (Note 3)	1,031	997
Current portion of financial liability under finance leases (Note 3)	28,033	—
Current portion of financial instruments—Fair value (Note 14)	—	8,884

Total current liabilities	$369,687	$332,096

LONG-TERM DEBT AND OTHER FINANCIAL LIABILITIES, net of current portion (Note 6)	1,376,831	1,200,251
LONG-TERM OBLIGATIONS UNDER OPERATING LEASES (Note 3)	36,969	58,824
FINANCIAL LIABILITY UNDER OPERATING LEASES, net of current portion (Note 3)	2,164	3,196
FINANCIAL INSTRUMENTS—FAIR VALUE, net of current portion (Note 14)	5	8,656
STOCKHOLDERS’ EQUITY (Note 8)
Preferred Shares, $ 1.00 par value; 25,000,000 shares authorized, 3,517,061 Series D Preferred Shares, 4,745,947 Series E Preferred Shares and 6,747,147 Series F Preferred Shares issued and outstanding at December 31, 2022 and 3,516,896 Series D Preferred Shares, 4,743,708 Series E Preferred Shares, 6,741,259 Series F Preferred Shares and 459,286 Series G Preferred Shares issued and outstanding at December 31, 2021.	15,010	15,461
Common shares, $ 5.00 par value; 60,000,000 shares authorized at December 31, 2022 and 35,000,000 shares authorized in December 31, 2021; 30,183,776 shares issued and 29,505,603 shares outstanding at December 31, 2022 and 25,244,113 shares issued and 24,565,940 shares outstanding at December 31, 2021 respectively.	150,919	126,221
Additional paid-in capital	993,368	973,582
Cost of treasury stock	(6,791)	(6,791)
Accumulated other comprehensive income (loss)	7,665	(17,175)
Retained earnings	311,726	149,505

Total Tsakos Energy Navigation Limited stockholders’ equity	1,471,897	1,240,803
Non-controlling interest	51,022	50,988
Total stockholders’ equity	1,522,919	1,291,791

Total liabilities and stockholders’ equity	$3,308,575	$2,894,814

The accompanying notes are an integral part of the consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Expressed in thousands of U.S. Dollars—except share and per share data)

	2022	2021	2020
VOYAGE REVENUES:	$860,400	$546,120	$644,135
EXPENSES:
Voyage expenses	209,890	198,078	145,267
Charter hire expense	32,774	30,056	21,602
Vessel operating expenses	190,268	173,277	179,205
Depreciation and amortization	140,821	143,253	137,100
General and administrative expenses	29,854	29,130	29,040
Loss on sale of vessels (Note 4)	440	5,817	6,451
Impairment charges (Note 4)	—	86,368	28,776

Total expenses	604,047	665,979	547,441

Operating income (loss)	256,353	(119,859)	96,694

OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 7)	(50,253)	(31,407)	(70,579)
Interest income	2,000	703	1,071
Other, net	366	(18)	36

Total other expenses, net	(47,887)	(30,722)	(69,472)

Net income (loss)	208,466	(150,581)	27,222
Less: Net income attributable to the non-controlling interest	(4,232)	(820)	(3,220)

Net income (loss) attributable to Tsakos Energy Navigation Limited	$204,234	$(151,401)	$24,002

Effect of preferred dividends (Note 10)	(34,724)	(33,603)	(36,579)
Deemed dividend on Series C Preferred Shares (Note 10)	—	—	(2,493)
Undistributed income to Series G participants (Note 10)	(1,250)	—	—
Deemed dividend on partially redeemed Series G Convertible Preferred Shares (Note 10)	—	(2,171)	—
Net income (loss) attributable to common stockholders of Tsakos Energy Navigation Limited	$168,260	$(187,175)	$(15,070)
Earnings (Loss) per share, basic attributable to Tsakos Energy Navigation Limited common stockholders	$6.02	$(9.53)	$(0.80)
Earnings (Loss) per share, diluted attributable to Tsakos Energy Navigation Limited common stockholders	$6.01	$(9.53)	$(0.80)

Weighted average number of shares, basic	27,970,799	19,650,307	18,768,599

Weighted average number of shares, diluted	28,188,064	19,650,307	18,768,599

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME

(LOSS) FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Expressed in thousands of U.S. Dollars-except share and per share data)

	2022	2021	2020
Net income (loss)	$208,466	$(150,581)	$27,222

Other comprehensive income (loss)
Unrealized income (losses) from hedging financial instruments
Unrealized income (loss) on interest rate swaps, net	24,840	19,819	(18,641)

Comprehensive income (loss)	233,306	(130,762)	8,581

Less: comprehensive income attributable to the non-controlling interest	(4,232)	(820)	(3,220)

Comprehensive income (loss) attributable to Tsakos Energy Navigation Limited	$229,074	$(131,582)	$5,361

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Expressed in thousands of U.S. Dollars-except for share and per share data)

	Preferred	Common	Additional Paid-in	Treasury stock		Retained	Accumulated Other Comprehensive	Tsakos Energy Navigation	Non-controlling	Total Stockholders’
	Shares	Shares	Capital	Shares	Amount	Earnings	(Loss)	Limited	Interest	Equity
BALANCE December 31, 2019	$18,650	$95,079	$992,020	—	$—	$364,000	$(18,353)	$1,451,396	$20,923	$1,472,319
Net income	—	—			—	24,002		24,002	3,220	27,222
Conversion of Series G Convertible Preferred Shares	(10)	33	(23)
Sale of Common Shares		861	2,600					3,461		3,461
Purchase of Treaury Stock				978,936	(9,834)			(9,834)		(9,834)
Capital contribution from non- controlling interest									4,000	4,000
Cash dividends paid ($0.50 per common share)						(9,379)		(9,379)		(9,379)
Redemption of Series C Preferred Shares paid	(2,000)		(45,507)			(2,493)		(50,000)		(50,000)
Dividends paid on Series C preferred shares						(4,079)		(4,079)		(4,079)
Dividends paid on Series D preferred shares						(7,492)		(7,492)		(7,492)
Dividends paid on Series E preferred shares						(10,637)		(10,637)		(10,637)
Dividends paid on Series F preferred shares						(14,250)		(14,250)		(14,250)
Dividends paid on Series G Convertible preferred shares						(872)		(872)		(872)
Other comprehensive loss							(18,641)	(18,641)		(18,641)
BALANCE December 31, 2020	$16,640	$95,973	$949,090	978,936	$(9,834)	$338,800	$(36,994)	$1,353,675	$28,143	$1,381,818
Net (loss) income						(151,401)		(151,401)	820	(150,581)
Purchase of Treasury Stock				19,836	(168)			(168)		(168)
Sale of Common Shares		30,248	20,290	(320,599)	3,211	(273)		53,476		53,476
Partial redemption of Series G convertible preferred shares	(2,156)		(18,562)			(2,171)		(22,889)	22,889	—
Sale of Series D preferred shares	92		2,148					2,240		2,240
Sale of Series E preferred shares	144		3,357					3,501		3,501
Sale of Series F preferred shares	741		17,259					18,000		18,000
Cash dividends paid ($0.10 per						(1,978)		(1,978)		(1,978)
common share)
Dividends paid on Class B preferred shares of subsidiary									(864)	(864)
Dividends paid on Series D preferred shares						(7,594)		(7,594)		(7,594)
Dividends paid on Series E preferred shares						(10,814)		(10,814)		(10,814)
Dividends paid on Series F preferred shares						(15,010)		(15,010)		(15,010)
Dividends paid on Series G Convertible preferred shares						(54)		(54)		(54)
Other comprehensive income							19,819	19,819		19,819
BALANCE December 31, 2021	$15,461	$126,221	$973,582	678,173	$(6,791)	$149,505	$(17,175)	$1,240,803	$50,988	$1,291,791
Net income						204,234		204,234	4,232	208,466
Partial redemption of Class B preferred shares of subsidiary									(2,500)	(2,500)
Issuance of Common Shares	—	23,167	20,674		—			43,841		43,841
Partial redemption of Series G convertible preferred shares	(459)	1,531	(1,072)					—		—
Sale of Series D preferred shares	—		1					1		1
Sale of Series E preferred shares	2		50					52		52
Sale of Series F preferred shares	6		133					139		139
Cash dividends paid ($0.10 and $0.15 per common share)						(7,289)		(7,289)		(7,289)
Dividends paid on Class B preferred shares of subsidiary									(1,698)	(1,698)
Dividends paid on Series D preferred shares						(7,694)		(7,694)		(7,694)
Dividends paid on Series E preferred shares						(10,975)		(10,975)		(10,975)
Dividends paid on Series F preferred shares						(16,024)		(16,024)		(16,024)
Dividends paid on Series G Convertible preferred shares						(31)		(31)		(31)
Other comprehensive income							24,840	24,840		24,840
BALANCE December 31, 2022	$15,010	$150,919	$993,368	678,173	$6,791)	$311,726	$7,665	$1,471,897	$51,022	$1,522,919

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Expressed in thousands of U.S. Dollars)

	2022	2021	2020
Cash Flows from Operating Activities:
Net income (loss)	$208,466	$(150,581)	$27,222
Adjustments to reconcile net income (loss) to net cash provided by operating activities Depreciation	120,459	126,821	127,278
Amortization of deferred dry-docking costs and leasehold improvements	19,246	16,432	9,822
Amortization of deferred finance costs	4,052	3,246	3,782
Amortization of Right of use assets for finance lease	1,116	—	—
Amortization of revenue escalation	(2,004)	—	—
Interest expense on long term receivable, net	(403)	(32)	1,932
Change in fair value of derivative instruments	(5,923)	(12,054)	8,121
Loss on sale of vessels	440	5,817	6,451
Impairment charges	—	86,368	28,776
Payments for dry-docking	(29,445)	(27,157)	(16,291)
Proceeds from swaps terminations	16,195	—	—
(Increase) Decrease in:
Receivables and other, net	(35,238)	(1,327)	19,659
Margin deposits	1,579	304	(6,153)
Inventories	(3,299)	(1,105)	(8,781)
Prepaid insurance and other	(4,957)	(445)	(521)
Capitalized voyage expenses	(65)	(238)	(1,096)
Increase (Decrease) in:
Payables and other	(27,064)	23,365	14,981
Accrued liabilities	8,345	(12,700)	(10,322)
Unearned revenue	17,029	(3,603)	556

Net Cash provided by Operating Activities	288,529	53,111	205,416

Cash Flows from Investing Activities:
Advances for vessels under construction	(31,809)	(55,605)	(39,671)
Vessel acquisitions and/or improvements	(301,560)	(5,623)	(148,569)
Proceeds from sale of vessels	31,555	53,224	93,627

Net Cash used in Investing Activities	(301,814)	(8,004)	(94,613)

Cash Flows from Financing Activities:
Proceeds from long-term debt and other financial liabilities	701,105	189,758	348,903
Financing costs	(6,296)	(1,270)	(2,964)
Payments of long-term debt and other financial liabilities	(494,171)	(318,904)	(383,660)
Payments on principal portion of financial liabilities	(2,933)	—	—
Purchase of treasury stock	—	(168)	(9,834)
Redemption of Series C preferred shares	—	—	(50,000)
Redemption of Series B preferred shares	(2,500)	—	—
Proceeds from stock issuance program, net	43,841	53,476	3,461
Proceeds from preferred stock issuance, net	192	23,741	—
Cash dividends	(43,711)	(36,314)	(46,708)
Capital contribution from non-controlling interest to subsidiary	—	—	4,000

Net Cash provided by (used in) Financing Activities	195,527	(89,681)	(136,802)

Net increase (decrease) in cash and cash equivalents and restricted cash	182,242	(44,574)	(25,999)
Cash and cash equivalents and restricted cash at beginning of period	127,197	171,771	197,770

Cash and cash equivalents and restricted cash at end of period	$309,439	$127,197	$171,771

Interest paid
Cash paid for interest, net of amounts capitalized	$48,946	$40,840	$53,813
Reconciliation of cash and cash equivalents and restricted cash at end of period:
Current Assets:
Cash and cash equivalents	304,367	117,192	160,475
Restricted cash	5,072	10,005	11,296

Total Cash and cash equivalents and restricted cash	309,439	127,197	171,771

The accompanying notes are an integral part of these consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Significant Accounting Policies

(a)

Basis of presentation and description of business: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of Tsakos Energy Navigation Limited (the “Holding Company”), and its wholly-owned and majority-owned subsidiaries (collectively, the “Company”). All intercompany balances and transactions have been eliminated upon consolidation.

The Company owns and operates a fleet of crude oil and product carriers including eight vessels chartered-in and three liquified natural gas (“LNG”) carriers providing worldwide marine transportation services under long, medium or short-term charters.

On July 1, 2020, the Company effected a 1-for-5 reverse stock split of its common shares. In connection with the reverse stock split 33.2 fractional shares were cashed out. All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented prior to the reverse stock split.

Impact of COVID-19 and conflict in Ukraine on the Company’s Business

The impact of the COVID-19 pandemic and the conflict in Ukraine will continue to negatively affect the global economy (i.e. inflation, interest rates) and demand for oil and charter rates, which may continue to have a negative effect on the Company’s business, financial performance and the results of its operations. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods.

(b)

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and expenses, reported in the consolidated financial statements and the accompanying notes. Although actual results could differ from those estimates, management does not believe that such differences would be material.

(c)

Other Comprehensive Income (Loss): The consolidated statement of other comprehensive income (loss), presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. Reclassification adjustments are presented out of accumulated other comprehensive income (loss) on the face of the statement in which the components of other comprehensive income (loss) are presented or in the notes to the consolidated financial statements. The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net income, items of other comprehensive income (“OCI”) and total comprehensive income in two separate and consecutive statements.

(d)

Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company’s vessels operate in international shipping markets in which the U.S. Dollar is utilized to transact most business. The accounting books of the Company are also maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars at the year-end exchange rates. Resulting gains or losses are reflected within Vessel operating expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss).

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(e)

Cash, Cash Equivalents and Restricted Cash: The Company classifies highly liquid investments such as time deposits and certificates of deposit and their equivalents with original maturities of three months or less as cash and cash equivalents. Cash deposits with certain banks that may only be used for special purposes (including loan repayments) are classified as Restricted cash.

(f)

Trade Accounts Receivable, Net and Credit Losses Accounting: Trade accounts receivable, net at each balance sheet date includes estimated recoveries from charterers for hire, freight and demurrage and revenue earned but not yet billed, net of any allowance for receivables deemed uncollectible. Trade accounts receivable are recorded when the right to consideration becomes unconditional. The Company’s management at each balance sheet date reviews all outstanding invoices and provides allowance for receivables deemed uncollectible primarily based on the aging of such balances and any amounts in dispute. During 2022, 2021 and 2020, the Company had no write offs of trade accounts receivable, deemed uncollectible.

As of January 1, 2020, the Company adopted ASC 326 which requires entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade accounts receivable. Under the new guidance, an entity recognizes as an allowance its estimate of lifetime expected credit losses which will result in more timely recognition of such losses. The Company adopted the accounting standard using the prospective transition approach as of January 1, 2020, which resulted in an immaterial adjustment in the opening balance of retained earnings. The Company maintains an allowance for credit losses for expected uncollectable accounts receivable, which is recorded as an offset to trade accounts receivable and changes in such, if any, are classified as allowance for credit losses in the Consolidated Statements of Comprehensive Income (Loss).

The adoption of ASC 326 primarily impacted trade accounts receivable recorded on the Consolidated Balance Sheet. The Company assessed collectability by reviewing accounts receivable on a collective basis where similar characteristics exist and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considered historical collectability based on past due status. The Company also considered customer-specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to determine adjustments to historical loss data.

The Company assessed that any impairment of accounts receivable arising from operating leases, i.e. time charters, should be accounted in accordance with ASC 842, and not in accordance with Topic 326. Impairment of accounts receivable arising from voyage charters, which are accounted in accordance with ASC 606, are within the scope of Subtopic 326 and must therefore, be assessed for expected credit losses. No allowance was warranted for the years ended December 31, 2021, and December 31, 2022.

In addition, no allowance was recorded for cash equivalents as the majority of cash balances as of the balance sheet date were on time deposits with highly reputable credit institutions, for which periodic evaluations of the relative credit standing of those financial institutions are performed. No allowance was recorded on insurance claims as of December 31, 2021, and December 31, 2022, as their balances were immaterial.

(g)

Inventories: Inventories consist of bunkers, lubricants, victualling and stores and are stated at the lower of cost or net realizable value. The cost is determined primarily by the first-in, first-out method. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recognized as a loss in earnings in the period in which it occurs.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

(h)

Fixed Assets: Fixed assets consist of vessels. Vessels are stated at cost, less accumulated depreciation. The cost of vessels includes the contract price and pre-delivery costs incurred during the construction and delivery of newbuildings, including capitalized interest, and expenses incurred upon the acquisition of second-hand vessels. Subsequent expenditures for conversions and major improvements are capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise, they are charged to expense as incurred. Expenditures for routine repairs and maintenance are expensed as incurred.

Depreciation is provided on the straight-line method based on the estimated remaining economic useful lives of the vessels, less an estimated residual value based on a scrap price. Effective October 1, 2021 and following management’s reassessment of the residual value of the vessels, the estimated scrap value per light weight ton (“LWT”) was increased to $0.43 from $0.39. Management’s estimate was based on the average demolition prices prevailing in the market during the last four years for which historical data were available. The decrease in the annual depreciation expense is expected to amount approximately $3.0 million per annum based on the useful lives of the Company’s existing fleet which are estimated at 25 years for crude and product oil carriers and 40 years for the LNG carriers from the date of original delivery from the shipyard. The effect of this change in accounting estimate, which did not require retrospective application as per ASC 250 “Accounting Changes and Error Corrections”, was to decrease net income (loss) for the years ended December 31, 2022 and December 31, 2021, by $3.1 million or $0.10 per weighted average number of shares, both basic and diluted and by $746 or $0.04, both basic and diluted, respectively.

(i)

Impairment of Fixed Assets and Right-of-use assets: The Company reviews vessels and right-of-use-assets under finance leases for impairment whenever events or changes in circumstances indicate at each reporting date that the carrying amount of a vessel including any unamortized dry-docking costs or right-of-use-assets under finance leases including any unamortized leasehold improvements (Note 1(k)) may not be recoverable. When such indicators are present, a vessel to be held and used and the right-of-use assets under finance leases are tested for recoverability by comparing the estimate of future undiscounted net operating cash flows expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition to its carrying amount. Net operating cash flows are determined by applying various assumptions regarding the use or probability of sale of each vessel, future revenues net of commissions, operating expenses, scheduled dry-dockings, expected off-hire and scrap values, and taking into account historical revenue data and published forecasts on future world economic growth and inflation. Should the carrying value of the vessel, including any unamortized dry-docking costs, or the right-of-use-assets under finance leases, including any unamortized leasehold improvements, exceed its estimated future undiscounted net operating cash flows, impairment is measured based on the excess of the carrying amount plus any unamortized dry-docking costs or the right-of-use-assets under finance leases, including any unamortized leasehold improvements, over the fair market value of the asset. The Company determines the fair value of its vessels and right-of use-assets under finance leases based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. The review of the carrying amounts in connection with the estimated recoverable amount for the Company’s vessels and advances for vessels under construction as of December 31, 2022, indicated no impairment charge compared to the impairment charge of $86,368 recorded for the year ended December 31, 2021, and $ nil for the year ended December 31, 2020 (Note 4). The review of the rights-of-use-assets under finance leases in connection with the estimated recoverable amount for the Company’s rights-of use-assets as of December 31, 2022, indicated no impairment charge. The Company had no right-of-use-assets under finance leases as of December 31, 2021.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

In addition, the Company reviews and tests its right-of-use-assets under operating leases for impairment whenever events or changes in circumstances are indicative of such at each reporting date, by comparing their carrying amount plus any unamortized leasehold improvements (Note 1(k)) with the estimated future undiscounted net operating cash flows expected to be generated by the use of the vessel, considering three-year charter rates estimates and the average of those, over the remaining lease term (Note 4). The review of the carrying amount in connection with the estimated recoverable amount for the Company’s right of use assets as of December 31, 2022, and 2021, indicated no impairment charge.

(j)

Reporting Assets held for sale: It is the Company’s policy to dispose of vessels when suitable opportunities occur and not necessarily to keep them until the end of their useful life. Long-lived assets are classified as held for sale when all applicable criteria enumerated under ASC 360 “Property, Plant, and Equipment” are met and are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. An impairment charge for an asset held for sale is recognized when its fair value less cost to sell is lower than its carrying value at the date it meets the held for sale criteria and upon subsequent measurement. On December 14, 2022, the Company considered that the handymax tankers, Afrodite, Artemis, Ariadne, Aris, Ajax and Apollon met the criteria to be classified as held for sale and reclassified the amount of $61,626 in vessels held for sale, based on the lower of its carrying amount and Level 1 inputs indicative of the vessel’s sales price less cost to sell. All vessels delivered to their new owners in the first quarter of 2023. There was no impairment charge for vessels classified as held for sale as of December 31, 2022. At December 31, 2021, there were no vessels held for sale.

(k)

Accounting for Special Survey, Dry-docking Costs and Leasehold improvements: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are reported in Deferred Charges and leasehold improvements and are amortized on a straight-line basis over the period through the date the next dry-docking is scheduled to become due (approximately every five years during the first fifteen years of the vessels’ life and every two and a half years within the remaining useful life of the vessels). Costs relating to routine repairs and maintenance are expensed as incurred. The unamortized portion of special survey and dry-docking costs for a vessel that is sold and/ or classified as held for sale, is included as part of the carrying amount of the vessel in determining the gain or loss on sale of the vessel.

The Company follows the deferral method of accounting for leasehold improvement costs whereby actual costs incurred are reported in Deferred Charges and leasehold improvements and are amortized on a straight-line basis over the shorter of the useful life of those leasehold improvements and the remaining lease term, unless the lease transfers ownership of the underlying asset to the lessee or the lessee is reasonably certain to exercise an option to purchase the underlying asset, in which case the lessee shall amortize the leasehold improvements to the end of their useful life.

(l)

Loan Costs: Costs incurred for obtaining new loans or refinancing of existing loans, upon application of certain criteria, are capitalized and amortized over the term of the respective loan, using the effective interest rate method. Any unamortized balance of costs relating to loans repaid or refinanced as debt extinguishments is expensed in the period the repayment or extinguishment is made. Deferred financing costs, net of accumulated amortization, are presented as a reduction of long-term debt (Note 6).

(m)

Accounting for Leases (Company act as lessee): Leases, where the Company is regarded as the lessee, are classified as either operating leases or finance leases, based on an assessment of the terms of the lease. According to the provisions of ASC 842-20-30-1, at the commencement date, a lessee shall measure both of the following: a) The lease liability at the present value of the lease payments not yet paid, discounted using

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

the discount rate for the lease at lease commencement and b) The right-of-use assets, which shall consist of all of the following: i) The amount of the initial measurement of the lease liability, ii) Any lease payments made to the lessor at or before the commencement date, minus any lease incentives received and iii) Any initial direct costs incurred by the lessee.

After lease commencement, the Company measures the lease liability for an operating lease at the present value of the remaining lease payments using the discount rate determined at lease commencement. The right-of-use assets is subsequently measured at the amount of the remeasured lease liability, adjusted for the remaining balance of any lease incentives received, any cumulative prepaid or accrued rent if the lease payments are uneven throughout the lease term and any unamortized initial direct costs.

After lease commencement, the Company measures the lease liability for finance leases by increasing the carrying amount to reflect interest on the lease liability and reducing the carrying amount to reflect the lease payments made during the period. The right-of-use asset is amortized from the lease commencement date to the remaining useful life of the underlying asset since the Company has either the obligation or is reasonably certain to exercise its option to purchase the underlying asset. For finance leases, interest expense is determined using the effective interest method and is included under interest and finance cost, net in the consolidated statements of comprehensive income (loss).

Any changes made to leased assets to customize it for a particular use or need of the lessee are capitalized as leasehold improvements. Amounts attributable to leasehold improvements are presented separately from the related right-of-use assets, whereas amortization on the leasehold improvements is recognized on a straight-line basis and is included under depreciation and amortization in the consolidated statements of comprehensive income (loss). (Note 1(k)).

Sale and Leaseback transactions: In accordance with ASC 842, the Company, as seller-lessee, determines whether the transfer of an asset should be accounted as a sale in accordance with ASC 606. The existence of an option for the seller-lessee to repurchase the asset precludes the accounting for the transfer of the asset as a sale unless both of the following criteria are met: (1) the exercise price of the option is the fair value of the asset at the time the option is exercised and (2) there are alternative assets, substantially the same as the transferred asset, readily available in the marketplace; and the classification of the leaseback as a finance lease or a sales-type lease, precludes the buyer-lessor from obtaining control of the asset. The existence of an obligation for the Company, as seller-lessee, to repurchase the asset precludes accounting for the transfer of the asset as sale as the transaction would be classified as a financing arrangement by the Company as it effectively retains control of the underlying asset. If the transfer of the asset meets the criteria of sale, the Company, as seller-lessee recognizes the proceeds from the sale when the buyer-lessor obtains control of the asset, derecognizes the carrying amount of the underlying asset and accounts for the lease in accordance with ASC 842. If the transfer does not meet the criteria of sale, the Company does not derecognize the transferred asset, accounts for any amounts received as a financing arrangement and recognizes the difference between the amount of consideration received and the amount of consideration to be paid as interest.

The Company has five sale and leaseback transactions accounted for as operating leases, two accounted for as finance leases and one accounted for as a financing arrangement as of December 31, 2022 (Note 3 & 6).

(n)

Accounting for Revenues and Expenses: Voyage revenues are generated from voyage charter agreements and contracts of affreightment, bareboat charter, time charter agreements (including profit sharing clauses) or pooling arrangements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Voyage charters and contracts of affreightment: Voyage charters are contracts made in the spot market for the use of a vessel for a specific voyage in return of payment of an agreed upon freight rate per ton of cargo. Contracts of affreightment are contracts for multiple voyage charter employments. Revenues from voyage charters in the spot market or under contracts of affreightment are recognized ratably from commencement of cargo loading to completion of discharge of the current cargo, in accordance with ASC 606. Voyage charter payments are due upon discharge of the cargo. Revenues from voyage charters and contracts of affreightment amounted to $405,104, $255,017 and $259,015 for the years ended December 31, 2022, 2021 and 2020, respectively. At December 31, 2022 and 2021, receivables from voyage charters and contracts of affreightment amounted to $50,653 and $20,633 respectively, the majority of them collected upon completion of the voyage.

Demurrage revenue, which is included in voyage revenues, represents charterers’ reimbursement for any potential delays exceeding the allowed lay time as per charter party agreement and is recognized as the performance obligation is satisfied.

Time, bareboat charters and pooling arrangements: For time charters and bareboat arrangements, a contract exists, and the vessel is delivered (commencement date) to the charterer, for a fixed period of time, at rates that are determined in the charter agreement and the relevant voyage expenses (i.e. port dues, canal tolls, pilotages and fuel consumption) burden the charterer. The charterer has the right, upon delivery of the vessel, to control the use of the vessel as it has the right to: (i) decide the (re)delivery time of the vessel; (ii) arrange the ports from which the vessel shall pass; (iii) give directions to the master of the vessel regarding the vessel’s operations (i.e. speed, route, bunkers purchases, etc.); (iv) sub-charter the vessel and (v) consume any income deriving from the vessel’s charter.

Thus, time and bareboat charter agreements are accounted as operating leases (Company acts as lessor), ratably on a straight line over the duration of the charter agreement and therefore, fall under the scope of ASC 842.

For vessels operating in pooling arrangements, the Company earns a portion of the generated total revenues, net of expenses incurred by the pool. Revenues and voyage expenses are pooled and allocated to each pool’s participants on a time charter equivalent, or TCE basis, in accordance with an agreed-upon formula, which is determined by points awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted as a variable rate operating leases, falling under the scope of ASC 842 and is recognized for the applicable period, when the collectability is reasonably assured, based on the net revenue distributed by the pool.

The charterer may charter the vessel with or without the owner’s crew and other operating services (time charter/pooling arrangements, and bareboat charter, respectively). Thus, the agreed daily rates (hire rates) in the case of time charter agreements and pooling arrangements also include compensation for part of the agreed crew and other operating services provided by the owner (non-lease components). The Company has elected to account for the lease and non-lease components of time charter agreements and pooling arrangements as a combined component in its consolidated financial statements, having taken into account that the non-lease component would be accounted for ratably on a straight-line basis over the duration of the time charter and pooling arrangements in accordance with ASC 606 and that the lease component is considered as the predominant component. In this respect, the Company qualitatively assessed that more value is ascribed to the vessel rather than to the services provided under the time charter agreements and pooling arrangements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Profit sharing contracts are accounted as variable consideration and included in the transaction price to the extent that variable amounts earned beyond an agreed fixed minimum hire are determinable at the reporting date and when there is no uncertainty associated with the variable consideration. Profit-sharing revenues are calculated at an agreed percentage of the excess of the charter’s average daily income over an agreed amount.

Revenue from time charter hire arrangements with an escalation clause is recognized on a straight-line basis over the charter term unless another systematic and rational basis is more representative of the time pattern in which the vessel is employed.

Revenues from time, bareboat and pooling charter arrangements amounted to $455,296, $291,103 and $385,120 for the years ended December 31, 2022, 2021 and 2020, respectively.

Revenues generated from time charter and bareboat charters are usually collected in advance.

In the event of an incident involving one of the Company’s vessels and where the loss of hire is insurable, the recovery is recorded when such loss of hire is probable and collectability is reasonably assured within the terms of the relevant policy. During 2022, the Company incurred insurance recoveries amounting to $4,424 from loss of hire recorded in its consolidated statements of comprehensive income (loss).

Voyage related and vessel operating expenses: Voyage expenses primarily consist of port charges, canal dues and bunker (fuel) costs relating to spot charters or contract of affreightment. These voyage expenses are borne by the Company unless the vessel is on time-charter, in which case they are borne by the charterer. Commissions (i.e. brokerage and address) are included in voyage expenses under all types of employment. All voyage expenses are expensed as incurred, apart from bunker expenses which consist of part of the contract fulfillment costs and are recognized as a deferred contract cost and amortized over the voyage period when the relevant criteria under ASC 340-40 are met. Unamortized deferred contract costs are included in the consolidated balance sheet under Capitalized voyage expenses. Costs amortized during the year ended December 31, 2022, to fulfill contracts were $8,126. Commissions are expensed as incurred. Vessel operating costs include crew costs, insurances, repairs and maintenance, spares, stores, lubricants, quality and safety costs and other expenses such as tonnage tax, registration fees and communication costs, as well as foreign currency gains or losses. All vessel operating expenses are expensed as incurred. Under a bareboat charter, the charterer assumes responsibility for all voyage and vessel operating expenses and risk of operation. Upon adoption of ASC 842, the Company made an accounting policy election to not recognize contract fulfillment costs for time charters under ASC 340-40. At December 31, 2022 and 2021, receivables from voyage related and operating reimbursable expenses amounted to $2,844 and $2,527, respectively, the majority of them collected upon completion of the voyage.

The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets, net of any deductible amounts, at the time the recovery is probable under the related insurance policies and the claim is not subject to litigation. During 2022, the Company incurred insurance recoveries amounting to $7,378 from damages to fixed assets recorded in its consolidated statements of comprehensive income (loss).

Unearned revenue: Unearned revenue represents cash received prior to the year-end for which related service has not been provided. It primarily relates to charter hire paid in advance at the amount of $13,574 and to revenue resulting from charter agreements with varying rates at the amount of $12,475 as at December 31, 2022.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Customers’ concentration: Voyage revenues for 2022, 2021 and 2020 included revenues derived from significant charterers as follows (in percentages of total voyage revenues):

Charterer	2022	2021	2020
A	13%	14%	12%
B	8%	11%	9%
C	8%	8%	9%

(o)

Segment Reporting: The Company does not evaluate the operating results by type of vessel or by type of charter or by type of cargo. Although operating results may be identified by type of vessel, management, including the chief operating decision maker, reviews operating results primarily by revenue per day and operating results of the fleet. The Company operates three LNG carriers which meet the quantitative thresholds used to determine reportable segments. The chief operating decision maker does not review the operating results of these vessels separately or make any decisions about resources to be allocated to these vessels or assess their performance separately; therefore, the LNG carriers do not constitute a separate reportable segment. The Company’s vessels operate on many trade routes throughout the world and, therefore, the provision of geographic information is considered impracticable by management. For the above reasons, the Company has determined that it operates in one reportable segment, the worldwide maritime transportation of liquid energy related products.

(p)

Derivative Financial Instruments: The Company regularly enters into interest rate swap contracts to manage its exposure to fluctuations of interest rates associated with its specific borrowings. Also, the Company enters into bunker swap contracts and put or call options to manage its exposure to fluctuations of bunker prices associated with the consumption of bunkers by its vessels. Interest rate and bunker price differentials paid or received under the swap agreements are recognized as part of Interest and finance costs, net. On the inception of a put or call option on bunkers an asset or liability is recognized. The subsequent changes in its fair value and realized payments or receipts upon exercise of the options are recognized in the consolidated statement of comprehensive income (loss) as part of the interest and finance costs, net. All derivatives are recognized in the consolidated financial statements at their fair value. On the inception date of the derivative contract, the Company evaluates the derivative as an accounting hedge of the variability of cash flow to be paid of a forecasted transaction (“cash flow” hedge). Changes in the fair value of a derivative that is qualified, designated and highly effective as a cash flow hedge are recorded in other comprehensive income (loss) until earnings are affected by the forecasted transaction. Changes in the fair value of undesignated derivative instruments and the ineffective portion of designated derivative instruments are reported in earnings in the period in which those fair value changes occur. Realized gains or losses on early termination of undesignated derivative instruments are also classified in earnings in the period of termination of the respective derivative instrument.

The Company formally documents all relationships between hedging instruments and hedged items, as well as the risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges of the variable cash flows of a forecasted transaction to a specific forecasted transaction. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flow of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively. In accordance with ASC 815 “Derivatives and Hedging,” the Company may prospectively discontinue the hedge accounting for an existing hedge if the applicable criteria are no longer met, the derivative instrument expires, is sold, terminated or exercised or if the

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Company removes the designation of the respective cash flow hedge. In those circumstances, the net gain or loss remains in accumulated other comprehensive income (loss) and is reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings, unless the forecasted transaction is no longer probable in which case the net gain or loss is reclassified into earnings immediately.

As of December 31, 2022, the Company has elected one of the optional expedients provided in the ASU 2020-04 Reference Rate Reform and its update, that allows an entity to assert that a hedged forecasted transaction referencing LIBOR or another eligible reference rate remains probable of occurring, regardless of the modification or expected modification to the terms of the hedged item to replace the reference rate. The Company applied the accounting relief as relevant contract and hedge accounting relationship modifications were made during the reference rate reform transition period.

(q)

Fair Value Measurements: The Company follows the provisions of ASC 820, “Fair Value Measurements and Disclosures” which defines fair value and provides guidance as to the measure assets, liabilities and equity instruments classified in stockholders’ equity. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability or the consideration to transfer equity interests issued in an orderly transaction between market participants in the market in which the reporting entity transacts.

In accordance with the requirements of accounting guidance relating to Fair Value Measurements and Disclosures, the Company classifies and discloses its assets, liabilities carried at the fair value in one of the following categories (Note 14): Level 1: Quoted market prices in active markets for identical assets or liabilities or equity instruments; Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data; Level 3: Unobservable inputs that are not corroborated by market data.

(r)

Going concern: The Company evaluates whether there is substantial doubt about its ability to continue as a going concern by applying the provisions of ASC 205-40. In more detail, the Company evaluates whether there are conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the consolidated financial statements are issued. As part of such evaluation, the Company did not identify any conditions that raise substantial doubt about the entity’s ability to continue as a going concern. Accordingly, the Company continues to adopt the going concern basis in preparing its consolidated financial statements.

(s)

Treasury stock: Treasury stock is stock that is repurchased by the issuing entity, reducing the number of outstanding shares in the open market. When shares are repurchased, they may either be cancelled or held for reissue. If not cancelled, such shares are referred to as treasury stock. Treasury stock is essentially the same as unissued capital and reduces ordinary share capital. The cost of the acquired shares should generally be shown as a deduction from stockholders’ equity. Dividends on such shares held in the entity’s treasury should not be reflected as income and not shown as a reduction in equity. Gains and losses on sales of treasury stock should be accounted for as adjustments to stockholders’ equity and not as part of income. Depending on whether the shares are acquired for reissuance or retirement, treasury stock is accounted for under the cost method or the constructive retirement method. The cost method is also used, when reporting entity management has not made decisions as to whether the reacquired shares will be retired, held indefinitely or reissued. The Company has elected for the repurchase of its common shares to be accounted for under the cost method. Under this method, the treasury stock account is charged for the aggregate cost of shares reacquired.

(t)

Accounting for transactions under common control: Common control transaction is any transfer of net assets or exchange of equity interests between entities or businesses that are under common control by an

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

ultimate parent or controlling shareholder before and after the transaction. Common control transactions may have characteristics that are similar to business combinations but do not meet the requirements to be accounted for as business combinations because, from the perspective of the ultimate parent or controlling shareholder, there has not been a change in control over the acquiree. Due to the fact common control transactions do not result in a change in control at the ultimate parent or controlling shareholder level, the Company does not account for such transactions at fair value. Rather, common control transactions are accounted for at the carrying amount of the net assets or equity interests transferred.

(u)

Earnings (Loss) Per Share Attributable to Common Stockholders: The Company computes earnings (loss) per share using the two-class method required for participating securities. The two-class method requires income available to common stockholders for the period to be allocated between common shares and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

The Company’s Series G Convertible Preferred Shares (Note 8) are participating securities. Any remaining earnings would be distributed to the holders of common shares and the holders of the Series G Convertible Preferred Shares on a pro-rata basis assuming conversion of all Series G Convertible Preferred Shares into common shares. In September 2022, the holders of Series G Preferred Shares exercised their option to convert Series G Preferred Shares to common shares and proceeded to the conversion of all outstanding 459,286 Series G Preferred Shares into 306,190 common shares. As of December 31, 2022 there were no outstanding Series G Preferred Shares (459,286 shares outstanding as of December 31, 2021). This participating security does not contractually require the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to the Company’s participating security.

New Accounting Pronouncements—Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. An entity may elect certain optional expedients for hedging relationships that exist as of December 31, 2022 and maintain those optional expedients through the end of the hedging relationship. In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. Amendments in this Update to the expedients and exceptions in Topic 848 capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. The amendments in this Update apply to all entities that elect to apply the optional guidance in Topic 848. ASU 2020-04 and ASU 2021-01 could be adopted as of March 12, 2020, through December 31, 2022. In December 2022, the FASB issued ASU No. 2022-06, Deferral of the Sunset Date of Reference Rate Reform (Topic 848). Topic 848 as mentioned above provides optional expedients and exceptions for applying GAAP to transactions affected by reference rate (e.g., LIBOR) reform if certain criteria are met, for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The ASU deferred the sunset date of Topic 848 from December 31, 2022, to December 31, 2024. The Company has not yet elected any other optional expedients provided in the standard except for the one described in Note 1(p) and will continue to evaluate the potential impact of adopting these expedients on its consolidated financial statements.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties

(a)

Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee, which may be adjusted per the Management Agreement of March 8, 2007, effective from January 1, 2008, at the beginning of each year, in accordance with the terms of the Management Agreement, if both parties agree.

On January 1, 2020, the monthly fees for operating conventional vessels were $27.5, for the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I, which are managed by a third-party manager, amounted to $27.7, for chartered in vessels or chartered out on a bare-boat basis and for vessels under construction monthly fees were $20.4, $35.0 for the DP2 shuttle tankers, while the monthly fees for LNG carriers, Neo Energy and Maria Energy amounted to $37.3.

On January 1, 2021, monthly fees for operating conventional vessels were $27.5, for the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I, which are managed by a third-party manager, amounted to $28.0, for chartered in vessels or chartered out on a bare-boat basis and for vessels under construction monthly fees were $20.4, $35.0 for the DP2 shuttle tankers, while the monthly fees for LNG carriers, Neo Energy and Maria Energy amounted to $37.8.

On January 1, 2022, monthly fees for operating conventional vessels were $27.5, for the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I, which are managed by a third-party manager, amounted to $28.6, for third-party managed vessels, the handymaxes Afrodite and Ariadne, were $27.5, for chartered in vessels or chartered out on a bare-boat basis and for vessels under construction monthly fees were $20.4, $35.0 for the DP2 shuttle tankers, while the monthly fees for LNG carriers, Neo Energy and Maria Energy were $38.9 and $30.8 for the LNG carrier Tenergy (since delivery January 12, 2022). From May 1, 2022, monthly fees increased to $28.5 for all conventional vessels, for third-party managed vessels, the suezmax Eurochampion 2004, the aframaxes Maria Princess and Sapporo Princess, the VLCCs Ulysses, Hercules I increased to $29.1, for the handymaxes Afrodite and Ariadne remained at $27.5, for the suezmax tanker Decathlon $28.5 (from August 1, 2022). For chartered in vessels or chartered out on a bare-boat basis and for vessels under construction, monthly fees increased to $21.0, $36.0 for the DP2 shuttle tankers, while the monthly fees for LNG carriers, Neo Energy and Maria Energy increased to $42.4 and $34.3 for the LNG carrier Tenergy.

The Management Company, for services rendered, charged $20,228, $20,203 and $20,271 for the years ended December 31, 2022, 2021 and 2020, respectively. Management fees for vessels are included in the General and Administrative Expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss).

In addition to the Management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. For the years ended December 31, 2022, 2021 and 2020, an award of $1,000, $500 and $1,500, respectively, was granted to the Management Company and is included in the General and Administrative expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss). In addition, a special award of $1,500 was paid to the Management Company in relation to newbuilding program in 2020 which has been included as an additional newbuilding cost in 2020 in the accompanying consolidated financial statements.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director is elected to the Holding Company without the recommendation of the existing Board of Directors, the Holding Company would be obligated to pay the Management Company an amount calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery as at December 31, 2022, are $22,047 for 2023, $22,362 for 2024, $22,038 for 2025, $21,624 for 2026, $21,282 for 2027 and $88,683 from 2028 to 2032.

Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $20.4 in 2021, 2020 and until April 30, 2022. From May 1, 2022, monthly fee amounts to $21.0. These fees in total amounted to $1,107, $530 and $740 for the years ended December 31, 2022, 2021 and 2020, respectively and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction. At December 31, 2022, the amount due to the Management Company was $165 ($12 due from the Management Company at December 31, 2021).

(b)

Tsakos Columbia Shipmanagement S.A. (“TCM”): The Management Company appointed TCM to provide technical management to the Company’s vessels from July 1, 2010. TCM is owned jointly and in equal part by related party interests and by a private German Group. TCM, with the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager.

Effective July 1, 2010, the Management Company, at its own expense, pays technical management fees to TCM, and the Company bears and pays directly to TCM most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TCM personnel sent overseas to supervise repairs and perform inspections on the Company’s vessels. TCM for services rendered charged $1,947, $2,186 and $1,327 for the years ended December 31, 2022, 2021 and 2020, respectively.

At December 31, 2022, the amount due from TCM was $8,889 ($14,595 at December 31, 2021), relating to vessel operating expenses to be incurred in the following month.

In February 2023, Tsakos Shipping and Trading S.A. (Note 2(c)) assumed all technical management responsibilities for all vessels under the TCM structure. The changeover was seamless with no delays for TEN vessels and the Company’s clients.

TCM has a 25% share in a manning agency, located in the Philippines, named TCM Tsakos Maritime Philippines (TMPI), which provides crew to certain of the Company’s vessels. The Company has no control or ownership directly in TCM Tsakos Maritime Philippines, nor had any direct transactions to date with the agency.

(c)

Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): Tsakos Shipping provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays Tsakos Shipping a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in Voyage expenses in the accompanying Consolidated Statements of Comprehensive Income (Loss). Tsakos Shipping also provides sale and

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

purchase of vessels brokerage service. In 2022, 2021 and 2020, Tsakos Shipping charged a brokerage commission of $326 for the sale of the aframax tanker Proteas and the panamax tanker Inca, $96 for the sale of the panamax tanker Maya and $245 for the sale of the suezmax tanker Silia T. and the handysize tanker Didimon, respectively, representing 1.0% of the sale price of each vessel. Tsakos Shipping may also charge a fee of $200 (or such other sum as may be agreed) on delivery of each newbuilding vessel in payment for the cost of design and supervision of the newbuilding by Tsakos Shipping. In 2020, $1.0 million in aggregate was charged for supervision fees on four vessels. In 2021 and 2022, no such fee was charged. All commissions are paid in the ordinary course of the Company’s business and at terms standard to industry practice.

Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company and are also shareholders of the Holding Company.

Tsakos Shipping for services rendered charged $10,684, $6,821 and $8,060 for the years ended December 31, 2022, 2021 and 2020, respectively. At December 31, 2022, the amount due to Tsakos Shipping was $3,217 ($1,439 at December 31, 2021). At December 31, 2022, an amount of $506 ($338 at December 31, 2021) is also due to Tsakos Shipping, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(d)

Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance, war risk insurance and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping. Argosy, for services rendered, charged $10,965, $10,002 and $9,480 for the years ended December 31, 2022, 2021 and 2020, respectively. At December 31, 2022, the amount due to Argosy was $3,569 ($5,805 at December 31, 2021). At December 31, 2022, an amount of $259 ($1 at December 31, 2021) is also due to Argosy, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(e)

AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services. AirMania, for services rendered, charged $6,437, $5,098, and $4,380 for the years ended December 31, 2022, 2021 and 2020, respectively.

At December 31, 2022, the amount due to AirMania was $488 ($503 at December 31, 2021).

3.	Right-of-use assets and lease liabilities

Operating leases

On January 9, 2020, the Company commenced a new five-year sale and leaseback agreement for each of the two suezmaxes, Archangel and Alaska. The agreed net sale price was $61,070. Under these leaseback agreements, there is a seller’s credit of $11,800 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. As of December 31, 2022, the Company has classified the seller’s credit, as long-term receivable amounting to $11,190. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease.

On December 21, 2020, the Company commenced a new five-year sale and leaseback agreement for the aframax, Sakura Princess. The agreed net sale price was $24,527. Under this leaseback agreement, there is a seller’s credit of $4,425 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessel during the charter period. As of December 31, 2022, the Company has classified the seller’s credit, as long-term receivable amounting to $4,271. In

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease. Upon execution of the sale and leaseback of the aframax tanker, Sakura Princess, the Company recognized a financial liability amounting to $5,148, being the difference between the sale price of the asset and its fair value, as per ASC 842-40.

On June 21, 2021, the Company commenced a new five-year sale and leaseback agreement for each of the two suezmaxes, Arctic and Antarctic. The agreed net sale price was $52,304. Under these leaseback agreements, there is a seller’s credit of $8,415 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessel during the charter period. As of December 31, 2022, the Company has classified the seller’s credit, as long-term receivable amounting to $7,846. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease. The sale resulted in a loss of $1,696 in aggregate for both suezmaxes, which is included in Loss on sale of vessels in the accompanying Consolidated Statement of Comprehensive Income (Loss).

At December 31, 2022 and 2021, the Company has assessed the recoverability of the seller’s credits, considering the impairment indicators present, resulting in no impairment charge.

As at December 31, 2022, the Company recognized on its consolidated balance sheet a right-of-use assets under operating leases of $31,701 for the two suezmaxes Arctic and Antarctic, $8,560 for the aframax tanker Sakura Princess and $18,445 for the two suezmaxes Archangel and Alaska, equal to the corresponding obligation under operating leases based on the present value of the future minimum lease payments, for each of the five right-of-use assets, respectively. The Company has not incurred any initial direct costs for the sale and leaseback transactions and has not performed any payments prior to the commencement date of the contracts. The leaseback agreements include option periods, which are not recognized as part of the right-of-use assets and the obligation under operating leases.

The incremental borrowing rate used to determine the obligations under operating leases was 3.59% for the sale and leaseback agreement for each of the two suezmaxes, Archangel and Alaska, 2.54% for the sale and leaseback agreement of the aframax, Sakura Princess and 2.98% for the sale and leaseback agreement for each of the two suezmaxes Arctic and Antarctic and the respective weighted average remaining lease term was 2.02, 2.98 and 3.49 years, respectively, as at December 31, 2022 and 3.02, 3.97 and 4.49 years, respectively, as at December 31, 2021. As at December 31, 2022 and 2021, both the right-of use assets and the corresponding obligation under operating leases were $58,706 (current portion $21,737 and non-current portion $36,969) and $88,573 (current portion $29,749 and non-current portion $58,824), respectively. The financial liability recognized for aframax Sakura Princess was $3,195 (current portion $1,031 and non-current portion $2,164) as of December 31, 2022, and $4,193 (current portion $997 and non-current portion $3,196) as of December 31, 2021.

Year	Lease Commitment
2023	$25,922
2024	25,958
2025	15,332
2026	4,991
Minimum net lease payments	$72,203

Less: Present value discount	(10,302)

Total Obligations under operating leases and financial liability (current and non-current portion)	$61,901

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The Company has subleased all five vessels and recognized sublease revenue, net of voyage expenses of $54,877, for the year ended 2022, and seven vessels that the Company has recognized sublease revenue, net of voyage expenses of $16,202, and $29,355 for the years ended December 31, 2021 and 2020, respectively.

Finance leases

On December 21, 2017, the Company commenced a five-year sale and leaseback agreement for each of the two suezmaxes, Eurochampion 2004 and Euronike. The agreed net sale price was $65,200. Under these leaseback agreements, there was a seller’s credit of $13,000 on the sales price that would become immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessels during the charter period. At inception, the Company accounted the transaction as an operating lease and continued to do so following the adoption of ASC 842 and the package of practical expedients. On October 20, 2022, the Company signed an addendum in the bareboat agreement for each of the two suezmaxes, Eurochampion 2004 and Euronike, whereby had the option to extend the charter period for one year and add two purchase options to repurchase the vessels. In accordance with ASC 842, the Company accounted the transaction as a lease modification and upon reassessment of the classification of the lease, the Company has classified the above transaction as a finance lease, as of the effective date of the modification. In addition, as per ASC 842-10-25-11 the Company reallocated the remaining consideration in the contract and remeasured the lease liability using an updated incremental borrowing rate of 3.9%. The Company has applied the previous seller’s credit as a prepayment in accordance with the agreement as per which the amount of $13,000 shall be applied as partial payment to repurchase the vessels upon exercise of the repurchase options. The lease liability under finance leases as of October 20, 2022, amounted to $29,968. The corresponding right-of-use-assets were adjusted upon remeasurement of the lease liability to $42,968. The Company’s lease liability under finance leases was increased by $229 during the year ended December 31, 2022 presented in the Company’s consolidated statements of comprehensive income (loss) under interest and finance costs, while reduced by $2,164 to reflect the lease payments made during the period, resulting in a total amount of $28,033. The amount of the right-of-use-assets is amortized on a straight-line method based on the estimated remaining economic lives of the vessels and is presented in the Company’s consolidated statements of comprehensive income (loss) under depreciation and amortization. The Company’s right-of-use-assets were amortized by $1,116, resulting in a total amount of $41,851. The weighted average remaining lease term for each of the two suezmaxes, Eurochampion 2004 and Euronike was 0.05 years, as at December 31, 2022. During February 2023, the Company exercised one of the purchase options and repurchased both vessels at a purchase price of $13,750 each, net of the seller’s credit amount of $6,500 for each vessel.

The annual lease payments as at December 31, 2022 are as follows:

Year	Lease Commitment
2023	$28,093
Minimum net lease payments	$28,093

Less: Discounting effect	(60)

Total Obligations under finance leases	$28,033

Discounting effect represents estimated interest payments using incremental borrowing rate of 3.9%.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The Company has subleased both vessels, the amount of $17,916 and $4,407 was recognized as sublease revenue, net of voyage expenses for the operating lease period (January 1, 2022 until October 20,2022) and the finance lease period, respectively (October 20,2022 until December 31, 2022).

4.	Vessels

Acquisitions

On January 12, 2022, July 6, 2022, and October 10, 2022, the Company took delivery of the newbuilding LNG carrier Tenergy (Briety Shipping Inc.), the newbuilding DP2 Shuttle tanker Porto (Ostria Maritime Limited) and the VLCC carrier Dias I (Aquila Maritime Limited), respectively, for an aggregate cost of $384,574.

In 2021, there were no vessel acquisitions.

On January 7, 2020, September 21, 2020, and November 10, 2020, the Company took delivery of the newbuilding aframax tanker, Caribbean Voyager and the suezmax tankers, Apollo Voyager and Artemis Voyager, respectively, for an aggregate cost of $197,845.

Sales

In 2022, the Company sold its the aframax tanker, Proteas, and its panamax tanker, Inca, for net proceeds of $31,555, realizing a loss of $440. In 2021, the Company sold its panamax tanker Maya, for net proceeds of $9,336, realizing a loss of $4,121. In 2020, the Company sold its suezmax tanker, Silia T (previously classified as held for sale), its handysize vessel, Didimon, and its aframax tanker Sakura Princess, for net proceeds of $93,627 in total, realizing a total net loss of $6,451. The net losses from the sale of the vessels are separately reflected in the accompanying Consolidated Statements of Comprehensive Income (Loss).

Impairment

As of December 31, 2022, the Company reviewed the carrying amount including any unamortized dry-docking costs and leasehold improvements in connection with the estimated recoverable amount and the probability of sale for each of its vessels, vessels under construction and its right-of-use-assets under operating and finance leases. This review did not indicate an impairment of the carrying value of the Company’s vessels, vessels under construction, and right-of-use-assets under operating and finance leases. In 2021, there was an impairment charge of $86,368 relating to Aris, Ajax, Afrodite, Apollon, Artemis, Ariadne, and Proteas. In 2020, there was an impairment charge of $28,776 relating to Arctic, Antarctic, Izumo Princess and Sakura Princess. Impairment charges are separately reflected in the accompanying Consolidated Statements of Comprehensive Income (Loss).

5.	Deferred Charges and leasehold improvements

Deferred charges, consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $34,816 and $27,344 at December 31, 2022 and 2021, respectively. Leasehold improvements for the suezmaxes Eurochampion 2004, Euronike amounted to $450, for the suezmaxes Archangel, Alaska, Arctic, Antarctic and the aframax Sakura Princess amounted to $9,106, at December 31, 2022 ($2,857 for the suezmaxes Eurochampion 2004, Euronike and $4,096 for the suezmaxes Archangel, Alaska and Arctic, at December 31, 2021). Amortization of deferred dry-docking costs and of leasehold improvements is included in Depreciation and amortization in the accompanying Consolidated Statements of Comprehensive Income (Loss).

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Long –term debt and other financial liabilities

Long-term debt

Facility	2022	2021
Loans	1,417,341	1,380,648
Less: Deferred finance costs, net	(7,354)	(7,461)

Total long-term debt	1,409,987	1,373,187

Less: Current portion of debt	(194,353)	(175,062)
Add: Deferred finance costs, current portion	2,272	2,126

Long-term debt, net of current portion and deferred finance costs	1,217,906	1,200,251

Loan balances outstanding at December 31, 2022, amounted to $1,417,341. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments mainly due at maturity between February 2023 and November 2030. Interest rates on the outstanding loans as at December 31, 2022, are based on London interbank offered rate (“LIBOR”) plus a spread, except of seven loan agreements based on SOFR.

On March 2, 2022, and July 1, 2022, the Company drew down the remaining total amount of $55,568 related to the seven-year loan agreement of $74,500, signed on May 31, 2021, for the pre-and post-delivery financing of the DP2 shuttle tanker, Porto. The loan is repayable in fourteen semi-annual installments of $2,087 commencing six months after the delivery of the vessel, plus a balloon of $45,282 payable together with the last installment.

On March 16, 2022, the Company signed a new five-year loan agreement amounting to $62,000 to refinance the existing loan for the suezmax tankers, Dimitris P and Spyros K and the aframax tanker, Uraga Princess. On March 17, 2022, the Company drew down the amount of $62,000 and prepaid the amount of $47,730. The new loan is repayable in ten semi-annual installments of $2,750, commencing six months after the drawdown date, plus a balloon of $34,500 payable together with the last installment.

On March 31, 2022, the Company signed a new six-year loan agreement amounting to $67,500 to refinance the existing loan for the DP2 shuttle tanker, Brasil 2014. On April 4, 2022, the Company drew down the amount of $67,500 and prepaid the amount of $54,117. The new loan is repayable in twelve semi-annual installments of $4,500, commencing six months after the drawdown date, plus a balloon of $13,500 payable together with the last installment.

On April 20, 2022, the Company prepaid the amount of $12,695 to the lender due to sale of its aframax tanker, Proteas.

On May 13, 2022, the Company signed a new five-year loan agreement amounting to $25,200 relating to the refinancing of the suezmax tanker, Euro. On May 13, 2022, the Company drew down the amount of $25,200 and prepaid the amount of $21,683 on May 16, 2022. The new loan is repayable in ten semi-annual installments of $1,505, commencing six months after the drawdown date, plus a balloon of $10,150 payable together with the last installment.

On August 17, 2022, the Company prepaid the amount of $3,301 to the lender due to sale of its panamax tanker, Inca.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

On September 5, 2022, the Company signed a new six-year loan agreement amounting to $67,500 relating to the refinancing of the DP2 shuttle tanker, Rio 2016. On September 7, 2022, the Company drew down the amount of $67,500 and prepaid the amount of $48,046. The new loan is repayable in twelve semi-annual installments of $4,500, commencing six months after the drawdown date, plus a balloon of $13,500 payable together with the last installment.

On September 15, 2022, the Company signed a new eight-year loan agreement amounting to $118,400 relating to pre- and post- financing of the two aframax tankers under construction Hull 5081 and Hull 5082. On October 27 and on December 14, 2022 the Company drew down the amount of $7,400 and $7,400, respectively. The new loan is repayable in sixteen semi-annual installments of $3,300, commencing six months after the drawdown date, plus a balloon of $65,600 payable together with the last installment.

On September 20, 2022, the Company signed a new eight-year loan agreement amounting to $118,400 relating to pre- and post- financing of the two aframax tankers under construction Hull 5083 and Hull 5084. On January 17 and on February 13, 2023 the Company drew down the amount of $7,400 and $7,400, respectively. The new loan is repayable in sixteen semi-annual installments of $3,289, commencing six months after the drawdown date, plus a balloon of $65,776 payable together with the last installment.

On September 30, 2022, the Company signed a new five-year loan agreement amounting to $42,000 relating to the refinancing of the panamax tanker, Sunrise and the suezmax tanker Pentathlon. On October 6, 2022, the Company drew down the amount of $42,000 and prepaid the amount of $38,315. The new loan is repayable in ten semi-annual installments of $2,721, commencing six months after the drawdown date, plus a balloon of $14,790 payable together with the last installment.

On October 28, 2022, the Company signed a new five-year loan agreement amounting to $189,000 relating to the refinancing of the LNG carrier, Maria Energy and the financing of the VLCC Dias I that was acquired during the fourth quarter of 2022. On November 8 and November 17, 2022, the Company drew down the amount of $89,347 and $99,653, respectively, and prepaid the amount of $87,306. The new loan is repayable in ten semi-annual installments of $5,906, commencing six months after the first drawdown date, plus a balloon of $129,940 payable together with the last installment.

On January 20, 2023, the Company signed a new five-year loan agreement amounting to $85,000 relating to the refinancing of the LNG carrier, Neo Energy, the handysize Andromeda and the suezmax tanker Decathlon. On January 30, 2023, the Company drew down the amount of $72,274 and prepaid the amount of $42,085 and repaid the amount of $24,000 on the same date. The new loan is repayable in ten semi-annual installments of $6,547.2, commencing six months after the first drawdown date, plus a balloon of $6,802 payable together with the last installment.

Upon sale of its six handymax vessels, Afrodite, Ajax, Apollon, Ariadne, Aris and Artemis during the first quarter of 2023, the Company prepaid the amount of $41,750 to the lender.

On February 17, 2023, the Company prepaid the amount of $6,815 to the lender due to sale of its handysize vessels, Arion and Amphitrite.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

On March 29, 2023, the Company signed a new five-year loan agreement amounting to $72,150 relating to the refinancing of the aframax tankers, Sola TS and Oslo TS. On March 31, 2023, the Company drew down the amount of $72,150 and on March 31, 2023, and on April 3, 2023 prepaid the amounts of $25,973 and $25,650, respectively. The new loan is repayable in ten semi-annual installments of $3,006, commencing six months after the drawdown date, plus a balloon of $42,090 payable together with the last installment.

On March 31, 2023 the Company signed a new five-year loan agreement amounting to $70,000 relating to the refinancing of the aframax tankers, Marathon TS and Stavanger TS. The new loan is repayable in ten semi-annual installments of $2,850, commencing six months after the drawdown date, plus a balloon of $41,500 payable together with the last installment.

According to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments”, the Company expenses any unamortized deferred financing costs on its prepaid loans (Note 7).

At December 31, 2022, interest rates on the bank loans ranged from 4.53% to 7.55%.

The weighted-average interest rates on all executed loans for the applicable periods were:

Year ended December 31, 2022	3.91%
Year ended December 31, 2021	2.02%
Year ended December 31, 2020	2.88%

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Loan movements throughout 2022:

Loan	Origination Date	Original Amount	Balance at January 1, 2022	New Loans	Prepaid	Repaid	Balance at December 31, 2022
8-year term loan	2011	73,600	54,453	—	48,046	6,407	—
6-year term loan	2014	193,239	28,447	—	—	2,474	25,973
8-year term loan	2014	39,954	34,911	—	—	2,589	32,322
7-year term loan	2015	35,190	24,193	—	21,993	2,200	—
7-year term loan	2015	39,900	18,136	—	16,322	1,814	—
7-year term loan	2015	44,800	27,200	—	—	3,200	24,000
12-year term loan	2016	309,824	187,929	—	87,306	21,501	79,122
71/2-year term loan	2017	85,000	62,333	—	—	5,667	56,666
6-year term loan	2018	80,000	54,117	—	54,117	—	—
5-year term loan	2018	44,000	21,683	—	21,683	—	—
8-year term loan	2018	82,752	74,707	—	—	4,597	70,110
5-year term loan	2018	62,500	47,500	—	—	6,000	41,500
6-year term loan	2019	88,150	52,088	—	47,730	4,358	—
5-year term loan	2019	38,250	20,013	—	3,301	5,168	11,544
4-year term loan	2019	26,000	15,600	—	—	2,600	13,000
7-year term loan	2019	56,352	53,534	—	—	2,818	50,716
10-year term loan	2019	54,387	51,180	—	—	3,011	48,169
7-year term loan	2019	72,000	62,400	—	—	4,800	57,600
5-year term loan	2019	71,036	59,531	—	—	5,082	54,449
5-year term loan	2019	36,000	31,200	—	—	2,400	28,800
5-year term loan	2019	35,000	28,636	—	—	3,182	25,454
5-year term loan	2020	16,800	12,285	—	—	2,730	9,555
2-year term loan	2020	27,750	27,750	—	27,750	—	—
5-year term loan	2020	70,000	56,088	—	—	11,217	44,871
5-year term loan	2020	40,000	36,069	—	—	2,487	33,582
6-year term loan	2020	37,500	34,473	—	—	2,652	31,821
5-year term loan	2020	47,000	36,400	—	—	9,100	27,300
5-year term loan	2021	44,500	36,409	—	—	8,091	28,318
5-year term loan	2021	26,000	26,000	—	—	2,000	24,000
4-year term loan	2021	38,000	38,000	—	12,695	2,331	22,974
4-year term loan	2021	48,750	48,750	—	—	7,000	41,750
7-year term loan	2021	74,500	18,633	55,867	—	—	74,500
5-year term loan	2022	62,000	—	62,000	—	2,750	59,250
6-year term loan	2022	67,500	—	67,500	—	4,500	63,000
5-year term loan	2022	25,200	—	25,200	—	1,505	23,695
8-year term loan	2022	14,800	—	14,800	—	—	14,800
5-year term loan	2022	42,000	—	42,000	—	—	42,000
6-year term loan	2022	67,500	—	67,500	—	—	67,500
5-year term loan	2022	189,000	—	189,000	—	—	189,000

Total			1,380,648	523,867	340,943	146,231	1,417,341

The above term bank loans are secured by first priority mortgages on all vessels owned by the Company’s subsidiaries, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries and in certain cases of the Holding Company as well.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends provided no event of default has occurred, sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, not legally restricted, of $156,837 at December 31, 2022 and $105,768 at December 31, 2021, a minimum consolidated leverage ratio, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. One loan agreement requires a monthly pro rata transfer to retention account of any principal due but unpaid. Three loan agreements require the Company to maintain throughout the security period, an aggregate balance in a deposit account of $3,050, not legally restricted

As at December 31, 2022, the Company and its subsidiaries had thirty-two loan agreements, totaling $1,417,341. The Company fulfilled its requirements in respect of the financial covenants of all of its loan agreements, as at December 31, 2022.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels under construction and funding expected capital expenditures and working capital.

The annual principal payments, including balloon payments on loan maturity, required to be made after December 31, 2022, are as follows:

Year	Amount
2023	$159,602
2024	248,156
2025	284,931
2026	207,037
2027	337,139
2028 and thereafter	180,476

Total	$1,417,341

Other financial liabilities, net

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2022	December 31, 2021
Other financial liabilities	$170,241	$—
Less: Deferred finance costs, net	(2,351)	—

Total other financial liabilities, net	167,890	—

Less: Current portion of other financial liabilities	(9,328)	—
Add: Deferred finance costs, current portion	363	—

Other financial liabilities, net of current portion and deferred finance costs	$158,925	$—

On December 21, 2021, the Company entered into a new ten-year sale and leaseback agreement for its under-construction LNG carrier, Tenergy. On January 12, 2022, the Company drew down the amount of $177,238 for the acquisition of the LNG carrier Tenergy (Note 4) and paid the delivery installment costs to

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

the shipbuilding yard and prepaid vessel’s pre-delivery financing of $27,750. The Company chartered back the vessel on a bareboat basis, having a purchase obligation at the end of the ten-year period, and has continuous options to repurchase the vessel at any time following the fifth anniversary of the commencement date. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and accounted the amounts received under the sale and leaseback agreement as other financial liabilities. The new financing arrangement is repayable in forty quarterly installments of $2,332, commencing three months after the drawdown date, plus a purchase obligation of $83,955 payable together with the last installment. The agreement has no covenants.

As of December 31, 2022, the annual principal payments of Other financial liabilities required to be made after December 31, 2022, are as follows:

Year	Amount
2023	$9,328
2024	9,328
2025	9,328
2026	9,328
2027	9,328
2028 and thereafter	123,601

$170,241

7.	Interest and Finance Costs, net

	2022	2021	2020
Interest expense	56,673	39,131	50,611
Less: Interest capitalized	(1,219)	(718)	(996)

Interest expense, net	55,454	38,413	49,615
Bunker swap, put and call options cash settlements	(9,912)	(448)	7,568
Bunker put options premium	—	(35)	1,246
Amortization of deferred finance costs	4,052	3,246	3,782
Bank charges	410	164	277
Discount of long-term receivables	350	603	2,435
Amortization of deferred gain on termination of financial instruments	(618)	—	—
Change in fair value of non-hedging financial instruments	517	(10,536)	5,656

Net total	50,253	31,407	70,579

At December 31, 2021, the Company was committed to eleven floating-to-fixed interest rate swaps with major financial institutions maturing from April 2023 through October 2027. During 2022, the Company discontinued ten of its cash flow hedge interest rate swaps through early termination agreements. The Company considered the forecasted transactions as still probable for seven of those interest rate swaps, and presents the amount received in Accumulated other comprehensive income. Respective amounts are amortized into Company’s earnings until the expiry date of each interest rate swap. During 2022, amortization of deferred gain on termination of hedging interest rate swaps amounted to $618 (positive).

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

For the remaining three discontinued hedging interest rate swaps, the forecasted transactions were assessed as not probable to occur. Two out of the three hedges were de-designated as hedging swaps concurrent with their termination, while the third one was terminated later in the year. The accumulated other comprehensive income corresponding to these interest rate swaps upon de-designation amounting to $3,135 (positive) were immediately classified into earnings. Following the de-designation, the change in the fair value of the one discontinued cash flow hedge and up to its termination, has been included in change in fair value of non-hedging financial instruments and amounted to $1,472 (positive).

At December 31, 2022, the Company was committed to one floating-to-fixed interest rate swap with major financial institution maturing on April 2023, on which it pays fixed rates 2.80% and receives floating rates based on the six-month LIBOR (Note 14). The interest rate swap agreement was designated and qualified as cash flow hedge, to hedge its exposure to interest rate fluctuations associated with its debt covering notional amounts.

The fair values of such financial instruments as of December 31, 2022, and 2021, in aggregate amounted to $188 (positive) and $16,151 (negative), respectively.

During 2021 and 2020, the Company held twelve and eighteen bunker swap agreements, respectively, in order to hedge its exposure to bunker price fluctuations associated with the consumptions of bunkers by its vessels. During 2022, the Company entered into early termination agreements of all its bunker swap agreements with expiration dates December 2022, September 2023 and December 2023. Total cash received from those swap terminations amounted to $9,912. The fair value of bunker swap agreements at December 31, 2022 and 2021 was $nil and $1,989 (positive), respectively. The change in the fair values as of December 31, 2022, and December 31, 2021, was $1,989 (negative) and $10,744 (positive), respectively.

During 2020, the Company entered into six put option agreements and paid a net premium of $1,246. During 2021, the Company sold all put option agreements and received $35. The changes in the fair value during 2021 and 2020 amounting to $(208) (negative) and $207 (positive), respectively, have been included in Change in fair value of non-hedging financial instruments in the above table.

During 2022, 2021 and 2020, the Company has written-off unamortized deferred finance costs of $1,195, $460, and $766, respectively, according to debt extinguishment guidance of ASC 470-50, included in Amortization of deferred finance costs in the above table.

During 2022, 2021 and 2020, the Company recognized a discount on its lease liability (Note 3) amounting to $350, $603 and $2,435, respectively.

8.	Stockholders’ Equity

On May 5, 2021, the Board of Directors of the Company authorized the issuance and sale of up to $50,000 of the Company’s Common Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares. On October 29, 2021, the Company announced the Board’s authorization of the issuance and sale up to an additional $100,000 of Common Shares, Series D Preferred Shares, Series E Preferred Shares and Series F Preferred Shares.

In 2022 and 2021, the Company issued 4,633,473 and 6,049,498 common shares for net proceeds of $43,841 and $50,538, respectively. In 2020, the Company issued 172,227 common shares for net proceeds of $3,461.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

In 2022, the Company issued 165 of its Series D Preferred Shares, 2,239 of its Series E Preferred Shares and 5,888 of its Series F Preferred Shares for total net proceeds of $192. In 2021, the Company issued 92,093 Series D Preferred Shares, 143,708 Series E Preferred Shares and 741,259 Series F Preferred Shares for net proceeds of $2,240, $3,501, and $18,000, respectively. In 2020, the Company issued nil preferred shares.

On March 24, 2020, the Company announced that its Board of Directors had authorized a share repurchase program for its common and/or its preferred shares of up to $50,000. Shares may be purchased from time to time in open market or privately negotiated transactions, which may include derivative transactions, at times and prices that are considered to be appropriate by the Company and the program may be discontinued at any time.

In 2021 and 2020, the Company acquired and held as treasury stock, 19,836 and 978,936 common shares for a total amount of $168 and $9,834, respectively, and did not purchase any preferred shares. In 2021, the Company sold 320,599 shares from its treasury stock for net proceeds of $3,211 resulting in a loss of $273 included in the consolidated statement of stockholders’ equity.

On June 22, 2020, the Company announced a one-for-five (1-for-5) reverse stock split of the Company’s common shares which was approved by its shareholders at the annual meeting on May 28, 2020. The reverse split became effective on July 1, 2020. The par value of each common share was adjusted from $1.00 per common share to $5.00 per common share. The reverse share split affected all common shares and reduced the number of authorized common shares from 175,000,000 to 35,000,000 and the number of outstanding common shares of the Company from 94,005,410 to 18,801,108 as of July 1, 2020. No fractional shares were issued in connection with the reverse split. All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented.

On October 30, 2020, the Company redeemed all of its 2,000,000 Series C Preferred Shares, with a liquidation preference of $25.00 per share along with the payment of a final dividend of $0.5547 per share, declared on September 30, 2020. The difference between the carrying value and the fair value of the Series C Preferred Shares, amounting to $2,493, was recognized as a reduction of retained earnings as a deemed dividend, and has been considered in the calculations of Loss per Common Share in 2020 (Note 10).

In September 2019, the Company entered into a share purchase agreement for the private placement of 3,500,000 Series G Redeemable Convertible Perpetual Preferred Shares, par value $1.00 per share and liquidation preference $10.00 per share (the “Series G Convertible Preferred Shares”), at a purchase price of $10.00 per share, raising $33,984, net of structuring fee and other expenses. The Series G Convertible Preferred Shares have a stated coupon rate of 0%, subject to adjustment in the event of a cross-default or failure to redeem on any redemption date and participate on an as-converted basis in dividends declared and paid on the Company’s common shares. The Series G Convertible Preferred Shares are convertible at any time, at the option of the holder, at a conversion price of $15.00 per share, representing a conversion rate of two-thirds of a common share per Series G Convertible Preferred Share. The Company did not exercise the redemption option as of December 31, 2022.

On December 23, 2019, and January 15, 2020, 875,000 and 10,000 Series G Convertible Preferred Shares converted into 583,333 and 6,667 common shares, respectively.

The holders of the Series G Convertible Preferred Shares generally did not have voting rights. However, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding Series G Convertible Preferred Shares, voting as a single class, the Company could not adopt any amendment to its memorandum of association or bye-laws that materially or adversely altered or affected the preferences,

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

powers or rights of the Series G Convertible Preferred Shares in any respect or any amendment to the Series G Convertible Preferred Shares Certificate of Designations. The Series G Convertible Preferred Shares rank pari passu with the Company’s other outstanding series of preferred shares and senior to the Company’s common shares with respect to dividend distributions and distributions upon any liquidation event.

On February 1, 2021 (the “Initial Redemption Date”) and August 2, 2021, the Company redeemed 1,798,651 and 357,063 Series G Convertible Preferred Shares in exchange for 1,900,000 and 388,841 Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping Company S.A. (“Shyris Shipping”), respectively a wholly owned subsidiary of the Company, par value $0.001 per share, each with a liquidation preference of $10.00 per share representing the full mandatory redemption price of $10.56 and $10.89, respectively, per Series G Convertible Preferred Shares ($19,000 and $3,889 in the aggregate, respectively) payable for the number of Series G Convertible Preferred Shares. The difference between the carrying value of the redeemed Series G Convertible Preferred shares and the fair value of the Shyris Shipping Company Preferred Shares, amounting to $2,171, in total, was recognized as a deemed dividend to the holders of the Series G Convertible Preferred Shares, and has been considered in the calculation of Loss per Common Share in 2021 (Note 10).

The redemption price at which the Series G Convertible Preferred Shares exchanged was the higher of 95% of the as-converted value of the Series G Convertible Preferred Shares, based on a six-month volume weighted average price (“VWAP”) of the Company’s common shares, or a price providing for a return of 7.75% per annum on an actual/360-day basis on the Series G Convertible Preferred Shares, taking into account all dividends actually received on the Series G Convertible Preferred Shares. In September 2022, the holder exercised the conversion option and proceeded to the conversion of all 459,286 Series G Preferred Shares that remained outstanding into 306,190 common shares of the Company. The Company had nil Series G Convertible Preferred Shares outstanding as of December 31, 2022.

The Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping (the “Shyris Shipping Preferred Shares”) are entitled to receive cumulative semi-annual dividends from Shyris Shipping at a rate of 7.50% per annum, payable in arrears on the 1st day of March and September of each year, as, when and if declared by the Shyris Shipping Board of Directors. Shyris Shipping paid dividends on the Shyris Shipping Preferred Shares amounting to $864 in the period ended December 31, 2021. On March 1, 2022, Shyris Shipping paid dividends on the Shyris Shipping Preferred Shares amounting to $859 for the period September 1, 2021 to and including February 28, 2022. On September 1, 2022, Shyris Shipping paid dividends amounting to $839 for the period from March 1, 2022, to September 1, 2022. (Note 10) As long as Shyris Shipping Preferred Shares are outstanding, Shyris Shipping cannot declare or pay dividends to the Company or incur additional indebtedness without the consent of the holder of Shyris Shipping Preferred Shares. On March 1, 2023, Shyris shipping paid dividends amounting to $727 for the period from September 1, 2022, to March 1, 2023.

The initial liquidation preference of the Shyris Shipping Preferred Shares is $10.00 per share, subject to certain customary adjustments. Upon any liquidation or dissolution of Shyris Shipping, holders of Shyris Shipping Preferred Shares will be entitled to receive, on a pro rata basis, the liquidation preference of the Shyris Shipping Preferred Shares, plus an amount equal to accumulated and unpaid dividends ratably with any pari passu securities, after satisfaction of all liabilities to Shyris Shipping creditors, before any distribution is made to or set aside for the holders of junior shares, including the common shares of Shyris Shipping owned by the Company.

The holders of the Shyris Shipping Preferred Shares have no right to vote on matters on which shareholders of the Company are entitled to vote. The holders of the Shyris Shipping Preferred Shares generally do not

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

have any other voting rights, however, in the event that six semi-annual dividends, whether consecutive or not, payable on Shyris Shipping Preferred Shares are in arrears, the holders of Shyris Shipping Preferred Shares, will have the right, voting separately as a class, to elect one member of Shyris Shipping’s board of directors and the affirmative vote or consent of the holders of at least two-thirds of the outstanding Shyris Shipping Preferred Shares, voting as a single class, are required for Shyris Shipping to take certain actions.

The Shyris Shipping Preferred Shares are non-convertible and perpetual, and are redeemable by Shyris Shipping, in whole or in part, at redemption prices that decline over time from 112.5% to 100% of the deemed issuance price, plus any accrued and unpaid dividends. The Shyris Shipping Preferred Shares did not meet the criteria for mandatorily redeemable financial instruments and their value of $19,000 and $3,889, respectively, upon issuance was included in non-controlling interest in the accompanying Consolidated Balance Sheet as at December 31, 2021 (Note 11). Additionally, the Company determined that the economic characteristics and risks of the embedded redemption features were clearly and closely related to the host contract, apart from the feature discussed below.

If Shyris Shipping, directly or indirectly, sells or otherwise voluntarily disposes of a vessel, including any of the four conventional tankers its wholly-owned subsidiaries currently own, or a stake in any vessel owning company or causes a vessel to be damaged or a charter or management agreement relating to any vessel to be terminated or breached, then all net proceeds (after payment of related expenses and associated debt) received therefrom is required to be used to redeem Shyris Shipping Preferred Shares on a pro rata basis. The Company determined that the redemption feature did meet the definition of a derivative, but the fair value of the instrument is zero due to the expectations under which the feature would be exercised.

During 2022, Shyris Shipping redeemed 250,000 of the outstanding Series B Cumulative Redeemable Perpetual Preferred Shares for an aggregate redemption price of $2,500 and was included in non-controlling interest in the accompanying Consolidated Balance Sheet as at December 31, 2022 (Note 11). On January 20, 2023, Shyris Shipping redeemed 100,000 of the outstanding Series B Cumulative Redeemable Perpetual Preferred Shares for an aggregate redemption price of $1,000.

9.	Accumulated other comprehensive income (loss)

In 2022, Accumulated other comprehensive income amounted to $7,665 compared to $17,175 (loss) in 2021 mainly due to unrealized gains from hedging financial instruments of $24,840, inclusive of reclassifications to earnings (Note 14) (gains of $19,819 and losses of $18,641 in 2021 and 2020, respectively).

10.	Earnings (Loss) per Common Share

The Company calculates basic earnings (loss) per share in conformity with the two-class method required for companies with participating securities. The Company considered its Series G redeemable convertible preferred shares to be participating securities as the holders are entitled to receive dividends on as-converted basis in the event that dividends are declared and paid on the Company’s common shares. The Company calculates diluted earnings (loss) per share using the most dilutive of the two-class method and the if-converted method.

Under the two-class method, basic earnings (loss) per share is calculated by dividing the net income (loss) by the weighted-average number of common shares outstanding during the period, less shares subject to repurchase.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The two-class method requires income available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed. Any remaining earnings would be distributed to the holders of common stock and the holders of the Series G Convertible Preferred Shares on a pro-rata basis assuming conversion of all Series G Convertible Preferred Shares into common shares. This participating security does not contractually require the holders of such shares to participate in the Company’s losses. As such, net losses for the periods presented were not allocated to the Company’s participating security.

Diluted earnings (loss) per share is computed by giving effect to all potentially dilutive common share equivalents outstanding for the period. For the year ended December 31, 2022, securities that could potentially dilute basic earnings per share in the future that were included in the computation of diluted earnings per share, were the preferred convertible stock that requires the payment of cash by the holder upon conversion, the proceeds assumed to be received shall be assumed to be applied to purchase common stock under the treasury stock method and the convertible security shall be assumed to be converted under the if-converted method. Net income attributable to common stockholders of Tsakos Energy Navigation Limited for the year ended December 31, 2022, is adjusted by the amount of dividends on Series G Convertible Preferred Shares and corresponding undistributed income to Series G participants, as set forth below. For the year ended December 31, 2021, and December 31, 2020, these convertible securities that could potentially dilute basic loss per share in the future were not included in the computation of diluted loss per share, because to do so would have anti-dilutive effect. Two class-method was the most dilutive method for the comparative periods.

The following table sets forth the computation of basic and diluted net income (loss) per share:

Numerator

	2022	2021	2020
Net income (loss) attributable to Tsakos Energy Navigation Limited	$204,234	$(151,401)	$24,002
Preferred share dividends, Series C	—	—	(3,328)
Preferred share dividends, Series D	(7,694)	(7,596)	(7,492)
Preferred share dividends, Series E	(10,975)	(10,822)	(10,637)
Preferred share dividends, Series F	(16,024)	(15,131)	(14,250)
Preferred share dividends, Series G	(31)	(54)	(872)
Undistributed income to Series G participants	(1,250)	—	—
Deemed dividend on partially Series G preferred shares	—	(2,171)	—
Deemed dividend on Series C preferred shares	—	—	(2,493)
Net income (loss) attributable to common stockholders	168,260	(187,175)	(15,070)

Preferred share dividends, Series G	31	—	—
Undistributed income to Series G participants	1,250	—	—
Net income (loss) attributable to common stockholders of Tsakos Energy Navigation Limited, for dilution purposes	169,541	(187,175)	(15,070)

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	2022	2021	2020
Denominator
Weighted average number of shares, basic	$27,970,799	$19,650,307	$18,768,599
Effect of dilutive shares	217,265	—	—

Weighted average number of shares, diluted	28,188,064	19,650,307	18,768,599

Earnings (Loss) per share, basic attributable to Tsakos Energy Navigation Limited	$6.02	$(9.53)	$(0.80)
Earnings (Loss) per share, diluted attributable to Tsakos Energy Navigation Limited	$6.01	$(9.53)	$(0.80)

For purposes of this calculation, 217,265 weighted potential redeemable convertible preferred shares for the year ended December 31, 2022, are included in the computation of diluted earnings per common share. For the year ended December 31, 2021, and 2020, potential redeemable convertible preferred shares of 306,190 and 1,743,607, respectively, are considered common shares equivalents but have been excluded from the calculation of diluted net loss per share as their effect is anti-dilutive. Basic and diluted net loss per share was the same for each period presented.

11.	Non-controlling Interest in Subsidiaries

The Company owns 51% of Mare Success S.A., the holding-company of two Panamanian registered companies which own the vessels Maya until May 19, 2021, Inca until August 17, 2022, dates of vessels sale, two Liberian registered companies which own the vessels Selini and Salamina and two Marshall Islands registered companies which own the vessels Byzantion and Bosporos. 49% of Mare Success S.A. is owned by Polaris Oil Shipping Inc. (“Polaris”), an affiliate of one of the Company’s major charterers, Flopec Petrolera Ecuatoriana (“Flopec”). Mare Success S.A. is fully consolidated in the accompanying consolidated financial statements. There have been no transactions between Polaris and the Company since the incorporation of Mare Success S.A., whereas approximately 5.6% of the Company’s 2022 revenue (7.6% in 2021 and 8.6% in 2020) was generated through charter agreements with Flopec.

In April 2020, Mare Success S.A. increased its paid-in-capital by $8,163 of which $4,163 constituted the 51% portion contributed by the Company and the $4,000 constituted the 49% portion contributed by Polaris. After the recapitalization, the shareholding of Mare Success S.A. remained at 51% owned by the Company and 49% owned by Polaris. The additional paid-in capital was made to finance part of the intragroup sale of vessels, in particular, the handysize tankers, Byzantion and Bosporos. This transaction did not affect vessels’ carrying values on a consolidated basis.

The Company owns 100% of Shyris Shipping, the holding-company of four Marshall Islands registered companies which own the vessels Caribbean Voyager, Mediterranean Voyager, Apollo Voyager and Artemis Voyager. In 2021, 2,155,714 of the Company’s Series G Convertible Preferred Shares were redeemed in exchange for 2,288,841 Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping. During 2022, the Board of Directors of Shyris Shipping Company authorized the redemption of an aggregate of 250,000 of the outstanding Shyris Shipping Preferred Shares resulting in 2,038,841 outstanding Series B Cumulative Redeemable Perpetual Preferred Shares of Shyris Shipping as of December 31, 2022. (Note 8)

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

12.	Commitments and Contingencies

As at December 31, 2022, the Company had under construction two DP2 shuttle tankers, one suezmax tanker and four dual fuel LNG powered aframax tankers.

The total contracted amount remaining to be paid for the seven vessels under construction plus the extra costs agreed as at December 31, 2022, were $598,341. The amount of $220,005 is due to be paid in 2023, $171,830 in 2024 and $206,506 in 2025.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Brazilian authorities have charged certain shipbrokers with various offenses in connection with charters entered into between a major state oil entity and various international shipowners. In 2020, in parallel with U.S. Department of Justice and U.S. Securities and Exchange Commission investigations regarding whether the circumstances surrounding these charters, including the actions taken by these shipbrokers, constituted non-compliance with provisions of the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) applicable to the Company, the Company began investigating these matters. The Company is always committed to doing business in accordance with anti-corruption laws and is cooperating with these agencies.

Charters-out

The future minimum revenues of vessels in operation at December 31, 2022, before reduction for brokerage commissions and assuming no off-hire days, expected to be recognized on non-cancelable time charters are as follows:

Year	Amount
2023	$328,203
2024	232,339
2025	148,759
2026	118,471
2027	97,485
2028 to 2036	72,195

Minimum charter revenues	$997,452

13.	Income Taxes

Under the laws of the countries of the Company’s subsidiaries’ incorporation and/or vessels’ registration (Greece, Liberia, Marshall Islands, Panama, Bahamas, Cyprus, Malta), the companies are subject to registration and tonnage taxes, which have been included in the Vessel operating expenses.

The Company is not expected to be subject to United States Federal income tax on its gross income from the international operations of ships. In general, foreign persons operating ships to and from the United States are subject to United States Federal income tax of 4% of their United States source gross transportation income, which equals 50% of their gross income from transportation to or from the United States. The Company believes that it is exempt from United States Federal income tax on its United States source gross

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

transportation income, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States, and derives income from the international operation of ships and satisfies the stock ownership test as defined by the Internal Revenue Code and related regulations as a result of the Company’s stock being primarily and regularly traded on an established securities market in the United States. Under the regulations, a Company’s stock is considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year. Other requirements such as the substantiation and reporting requirements under the regulations also must be satisfied to qualify for the exemption from United States Federal income tax.

14.	Financial Instruments

(a)	Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate term loans as described in Notes 6 and 7.

(b)

Concentration of credit risk: Financial Instruments subject to credit risk consist principally of cash, trade accounts receivable, short-term and long-term receivable related to seller’s credits under sale and leaseback transactions and derivatives.

The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the long-term receivable related to seller’s credits under sale and leaseback transactions and estimates that the amount presented on the accompanying balance sheet approximates the amount that is expected to be received by the Company at the end of the non-cancellable lease period.

(c)

Fair value: The carrying amounts reflected in the accompanying Consolidated Balance Sheet of cash and cash equivalents, restricted cash, trade accounts receivable, margin deposits, accounts payable and due from(to) related parties, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans and other financial liabilities with variable interest rates approximate the recorded values, generally due to their variable interest rates. The carrying value of the long-term receivable related to seller’s credits under sale and leaseback transactions does not materially deviate from its fair value.

The fair values of the interest rate swap agreements and bunker swap agreements discussed in Note 7 above are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The estimated fair values of the Company’s financial instruments, other than derivatives at December 31, 2022 and 2021, are as follows:

	2022		2021
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets (liabilities)
Cash and cash equivalents	304,367	304,367	117,192	117,192
Restricted cash	5,072	5,072	10,005	10,005
Margin deposits	4,270	4,270	5,849	5,849
Long-term receivable (including short-term portion)	23,307	23,307	35,904	35,904
Debt and other financial liabilities	(1,587,582)	(1,587,582)	(1,380,648)	(1,380,648)

The Company does not offset fair value amounts recognized for derivatives by the right to reclaim cash collateral or the obligation to return cash collateral. The amount of collateral to be posted is defined in the terms of respective master agreement executed with counterparties or exchanges and is required when agreed upon threshold limits are exceeded. As of December 31, 2022, the Company deposited cash collateral related to its derivative instruments under its collateral security arrangements of $4,270, ($5,849 as of December 31, 2021), which is recorded within margin deposits in the Consolidated Balance Sheets.

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the consolidated balance sheet on a net basis by counterparty when a legal right of set-off exists. The following tables present information with respect to the fair values of derivatives reflected in the consolidated balance sheet on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the Consolidated Statements of Comprehensive Income (Loss) or in the Consolidated Balance Sheets, as a component of Accumulated other comprehensive loss.

		Asset Derivatives		Liability Derivatives
		December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives designated as hedging instruments

Interest rate swaps	Current portion of financial instruments - Fair value	193	7	—	8,884

	Financial instruments - Fair Value, net of current portion	—	1,382	5	8,656

Subtotal		193	1,389	5	17,540

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

		Asset Derivatives		Liability Derivatives
		December 31, 2022	December 31, 2021	December 31, 2022	December 31, 2021
Derivative	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments

Bunker swaps	Current portion of financial instruments— Fair value	—	1,845	—	—

Bunker swaps	Financial instruments—Fair Value, net of current portion	—	144	—	—
Subtotal		—	1,989	—	—

Total derivatives		193	3,378	5	17,540

Derivatives designated as Hedging Instruments-Net effect on the Consolidated Statements of Comprehensive Income (Loss)

	Gain (Loss) Recognized in Accumulated Other Comprehensive Income (Loss) on Derivative (Effective Portion) Location
Derivative		Amount
		2022	2021	2020
Interest rate swaps		28,393	19,627	(18,830)

Reclassification to Interest and finance costs, net due to de-designations		(3,753)	—	—
Reclassification to Depreciation expense		200	192	189

Total		24,840	19,819	(18,641)

The accumulated income (loss) from Derivatives designated as Hedging instruments recognized in Accumulated Other Comprehensive Income (Loss) as of December 31, 2022, 2021 and 2020, was $7,665 (income), $17,175 (loss) and $36,994 (loss) respectively.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL

STATEMENTS DECEMBER 31, 2022, 2021 AND 2020—(Continued)

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Derivatives not designated as Hedging Instruments – Net effect on the Consolidated Statements of Comprehensive Income (Loss)

	Net Realized and Unrealized Gain (Loss) Recognized on Statement of Comprehensive Income (Loss) Location
Derivative		Amount
		2022	2021	2020
Interest rate swaps	Interest and finance costs, net	1,472	—	187
Bunker swaps	Interest and finance costs, net	7,923	11,191	(14,312)
Bunker put options	Interest and finance costs, net	—	(172)	(271)
Bunker call options	Interest and finance costs, net	—	—	(74)

Total		9,395	11,019	(14,470)

The following tables summarize the fair values for assets and liabilities measured on a recurring basis as of December 31, 2022 and 2021, using Level 2 inputs (significant other observable inputs):

Recurring measurements:	December 31, 2022	December 31, 2021
Interest rate swaps	188	(16,151)
Bunker swaps	—	1,989

	188	(14,162)

15.	Subsequent Events

a)	On January 25, 2023, the Company signed a memorandum of agreement for the sale of two handysize vessels, Arion and Amphitrite. On February 22, 2023, both vessels were delivered to their new owners.

b)	On January 30, 2023, the Company paid a dividend of $0.59375 per share for its 9.50% Series F Preferred Shares.

c)	On February 28, 2023, the Company paid a dividend of $0.54687 per share for its 8.75% Series D Preferred Shares.

d)	On February 28, 2023, the Company paid a dividend of $0.57812 per share for its 9.25% Series E Preferred Shares.